UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Autonomous City of Buenos Aires, October 2nd 2020

Messrs.
Comisión Nacional de Valores

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

Messrs.

Bolsas y Mercados Argentinos S.A.

Argentine Stock Exchange

Sarmiento 299

Autonomous City of Buenos Aires

Argentine Republic

Messrs.

Mercado Abierto Electrónico S.A.

Maipú 1210, 5th Floor

Autonomous City of Buenos Aires

Argentine Republic

Ref: EDENOR S.A. – Material Fact– Partial Prepayment of Negotiable Bonds Class N®9

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“Edenor S.A.” or the “Company”) pursuant to the applicable regulation, in order to inform that the Company has requested and obtained the prepayment of the amount US$78.108.000,00 at par of the Negotiable bonds Class N®9 at fixed rate of 9,75% with maturity date on October 25th 2020 issued at nominal value of US$ 300.000.000,00 (the Negotiable bonds Class N®9) which it had repurchased by successive trading transactions and kept as treasury shares.

Consequently, it is hereby stated that after the prepayment of the above-mentioned amount at nominal value of the Negotiable bonds Class N®9, the outstanding amount of Negotiable bonds Class N®9 is US$98.281.000,00 at nominal value.

Your faithfully,

_________________

Empresa Distribuidora y Comercializadora Norte S.A.

Victor Ruiz

Responsible for Financial Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: October 2, 2020